FP: truCrowd

SUPREME FOODS™ FRANCHISING

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

THE COMPANY

1. Name of issuer: Supreme Foods Franchising, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Waleed Shamsid-Deen	Amin Aleem	Adeidra Washington
Dates of Board Service:	December 2020-Present	December 2020-Present	December 2020-Present
Principal Occupation:	Business Owner/Entrepreneur	Accountant	Director of Operations
Employer:	Supreme Foods Worldwide	Cornerstone Accounting	Supreme Foods Worldwide
Dates of Service:	Jan 2015-Present	October 2009-Present	Jan 2015-Present
Employer's principal business:	Food Service	Accounting	Food Service
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:			
Position:	President	Treasurer	Secretary
Dates of Service:	December 2020-Present	December 2020-Present	December 2020-Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Supreme Foods Worldwide	Cornerstone Accounting	Supreme Foods Worldwide
Employer's principal business:	Food Service	Accounting Services	Food Service
Title:	Owner	Accountant	Director of Operations
Dates of Service:	Jan 2015-Present	October 2009-Present	Jan 2015-Present
Responsibilities:	Manage all business operations and employees.	Manage all financial activities and bookkeeping	Provide sustainable, solutions through budgeting, fundraising and strategic partnerships.

SUPREME FOODS™ FRANCHISING
OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Waleed Shamsid-Deen	Amin Aleem	Adeidra Washington
Title:	CEO	Treasurer	Secretary
Dates of Service:	December 2020- Present	December 2020-present	December 2020-present
Responsibilities:	Owner/Operator	Oversee all budgets, fundraising, financial planning and manage all book keeping .	Maintain records and administrations while oraganizing and managing correspondences, databases and workloads.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:			
Position:	No prior positions held with issuer	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Supreme Foods Worldwide	Cornerstone Accounting	Supreme Foods Worldwide
Employer's principal business:	Food Services	Accounting	Food Services
Title:	President/CEO	Accountant	Operations Director
Dates of Service:	2015-Present	2009-Present	2015-Present
Responsibilities:	Provide financial strategies for new concept design and launch, Secure private equity for international expansion, Train management on food cost, labor and inventory, Manage daily operations via financials.	Provides financial information to management by researching and analyzing accounting data; preparing reports. Prepares asset, liability, and capital account entries by compiling and analyzing account information. Documents financial transactions by entering account information.	Provide successful solutions for organizational needs, project management for federal state and local grants and strategic planning. Provide sustainable, solutions through budgeting, fundraising and strategic partnerships. Implement human resource policies/procedures and other operational support.

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Waleed Shamsid-Deen	1,000,000 Shares of Common Stock	100%

.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Supreme Foods Franchising

A QSR Franchise Operations Company

Come Grow With Us

Eat Supreme, Think Supreme, Live Supreme! – Supreme Burger
"Supreme Quality Taste & Service" – Supreme Fish Delight
Excellence at a Minimum! – Waleed Shamsid-Deen

"Thank you for being a part of our family"

Lawrence Shamsid-Deen

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Executive Summary
Overview

Supreme Foods Franchising, Inc. (SFF) is offering a unique opportunity to invest in a franchise management corporation. With a proposed exit strategy for investors to participate in an initial public offering (IPO), Supreme Foods Franchising will provide a low entry, high yield return on investment. Leveraging intellectual property, tax credits, real estate and cash flows, SFF intends to open locations worldwide with projected revenue streams of over 60 million USD; creating over 1,000 jobs. With exciting brands, quick service concept acquisitions, healthy menu options and corporate training programs, SFF will provide excellent franchise options, that will help entrepreneurs build brands and create income for their family while making a difference in their community.

Food franchises comprise half of all franchise establishments in America and produce over 65% of all franchise employment jobs. Capitalizing on the fast casual restaurant, $209 billion worldwide industry, SFF is an innovative concept franchisor-organization seeking investors that want to own, operate or invest in franchisees in the gourmet burger, fish and chicken industries. The Supreme Foods Franchise Holdings will include 4 models with each concept: The Strip Mall location, The Free Standing The Airport, The Hybrid as well as a food service commissary for distribution within the brand. SFF is currently offering 5% Equity in the parent company for $1 Million USD. The minimum investment is $500 per unit via a Reg CF campaign. The payback period is 5.0 years and investors will participate as an owner in a holding company with a 20m USD valuation. Our strategy includes growth through mergers and acquisitions, concepts developed and run by the parent company, licensing multi-unit and territory opportunities, and incorporating eSports via our hybrid model

Company Background

All in the Family

Lawrence Shamsid-Deen knows a thing or two about large families. He comes from a family of four and has six children of his own. When Lawrence entered a store on "Sweet" Auburn Avenue in Atlanta, Georgia to ask if the business was for sale, it was his first introduction to the thousands of loyal customers who would become an extension of his own family.

That store became Supreme Burger, Lawrence's first restaurant business in Atlanta in 1978. To meet the demand for fish in the area, he changed the menu and the name to Supreme Fish Delight. Since 1980, the company has grown from humble beginnings on Auburn Avenue to a franchised operation with more than 10 restaurants throughout metropolitan Atlanta. Today, Supreme Fish Delight is more than just a restaurant with great food and service. Supreme Fish Delight is about

FP: truCrowd

SUPREME FOODS™ FRANCHISING

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

family - customers, franchisees, and the community. Now with the second generation operating the business, Supreme Burger will become an extension of the Supreme Brand.

With a team of experienced restaurateurs and professionals in legal, accounting, business development, real estate, marketing, advertising and franchising; Supreme Burger and Supreme Fish Delight will serve as two premier concepts that will grow Supreme Foods Franchising to a premier Franchise operator and QSR owner around the world!

Market, Competition & Positioning

The restaurant industry is highly competitive, especially in the developed markets. In the U.S. and other international markets in Europe and Asia-Pacific, quick service restaurants and fast-casual restaurants have gained popularity in the last decade. Well-established brand chains compete against each other on the basis of products, quality, service, menu price and location.

COVID-19 Scenario-

- The operational disruption in food & beverages industry, due to COVID-19 outbreak, has impacted the fast casual restaurant market.
- During the coronavirus pandemic, the consumer demand for outside food has been decreased, however, will rebound quickly.
- Halt in the services offered by the restaurants industry due to active lockdown and social distancing has adversely affected the growth of this industry.

The burger/sandwich segment to maintain its lead status

Based on food type, the burger/sandwich segment accounted for nearly one-third of the global fast casual restaurant market in 2019 and is expected to maintain its lead status in terms of revenue throughout the forecast period. This is due to convenience and ease of availability. However, the pizza/pasta is estimated to portray the highest CAGR of 13.6% from 2021 to 2027. The rise in influence of western food across the globe drives the growth of the segment. The market size of the Burger Restaurant industry in the US increased faster than the Consumer Goods and Services sector overall and account for roughly $115B.

The dine in segment to maintain its leadership position

Based on mode of operation, the dine in segment contributed to the highest market share with two-thirds of the global fast casual restaurant market in 2019 and is estimated to maintain its leadership position during the forecast period. This is due to the availability of freshly prepared, and high-quality food. However, the takeaway segment is estimated to generate the fastest CAGR

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

of 11.9% from 2021 to 2027. This is attributed to adoption of online services for ordering food across the globe.

North America is anticipated to dominate the market by 2027-

Based on region, North America accounted for the highest share based on revenue, holding for nearly half of the global fast casual restaurant market in 2019, and is projected to maintain its dominant position throughout the forecast period. This is due to rapid transition toward healthy preferences in terms of food choices in this region. However, the Asian-Pacific is estimated to generate the fastest CAGR of 13.7% from 2021 to 2027. This is attributed to the increase in middle class and working population in this region.

In the Fast-Food Hamburger Restaurant industry, Burger King has managed to maintain its brand appeal among customers, competing against big brands such as McDonald's and Wendy's. Burger King has been ranked third in this segment below the two burger chains, after Wendy's overtook its second spot in 2011. In the fast-food industry as a whole, Starbucks and Yum! Brands are the other two major rivals. These companies have well capitalized and organized chains and franchises spread worldwide with a greater number of U.S. stores than Burger King. Burger King generated average daily sales of around $3,300 at a franchised restaurant in 2013, which is nearly the same as Starbucks' average daily revenue of $3,200 per store but only half the revenues generated by a McDonald's outlet (around $6,700 per outlet per day), indicating McDonald's dominance in the industry. Moreover, McDonald's customer base is much wider than that of Burger King with 28,000 franchised stores spread worldwide ranging from developed markets to developing nations in comparison to Burger King's 13,000 franchised restaurants in selective developed markets.

Leading market players

- Chipotle Mexican Grill
- Erbert&Gerbert's Sandwich Shop
- Panda Restaurant Group
- Zaxby's corporate
- Five Guys Holdings, Inc. (Five guys burger and fries)
- Roark Capital Group (Wingstop)
- Tortilla Mexican Grill
- Firehouse Subs
- Famous Brands (Gourmet Burger Kitchen).

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Same-store sales for fast casual remains on par with the industry. Even though comps have tracked positive for most of the last 24 months, they are trending in the wrong direction (just like the overall restaurant field). During September of 2019, same-store sales for all chains reached an actual year-over-year contraction point. In the third quarter—for the first time in two years—growth turned negative with same store sales falling 0.4 percent. The gradual slowdown we've seen this fiscal calendar slipped into actual comparable contraction.

This movement unfolded as checks rose, too. For fast casual and the industry overall, per person and per ticket averages have steadily increased.

Compared to the rest of the industry, fast casual experienced a huge jump in delivery sales, though. The monthly average from September 2017 through August 2018 compared to September 2018 through August 2019 changed from 10.3 percent to 28.46 percent. The industry as a whole grew to 7.4 percent in delivery sales. Fast casual also witnessed a 7 percent hike in off-premises as a percentage of total sales since 2016 (this includes use of third-party delivery providers).

By now, this is a pretty standard reality for quick-serves of all sizes, but those with a clear strategy in regard to how they translate the brand experience through to-go and delivery options will have an edge. That's the undeniable effect of a consumer set fueled by convenience and frictionless ordering.

Market share, and how it's changing
This is what 2018 looked like, according to TDn2K's Market Share and Industry Growth Report. The numbers are pretty close to NPD's.

- Casual dining: 20.17 percent
- Family dining: 4.49 percent
- Fast casual: 10.82 percent
- Fine dining: 0.93 percent
- Quick service: 60.77 percent
- Upscale casual: 2.83 percent

2019:
- Casual dining: 19.77 percent
- Family dining: 4.43 percent
- Fast casual: 11 percent
- Fine dining: 0.93 percent
- Quick service: 61.07 percent
- Upscale casual: 2.79 percent

The only two segments that experienced an increase in market share compared to the previous year were quick service and fast casual.

Some other stats
Average turnover for the fast-casual segment rose 0.8 percent for the 12-month period ending in Q2 2019, year-over-year, TDn2K said.

FP: **truCrowd**

SUPREME FOODS™ FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Turnover for fast casuals in the 25th percentile
- Management: 17.8 percent
- Non-management: 57.8 percent

In the 50th percentile:
- Management: 22.5 percent
- Non-management: 73.8 percent

In the 75th percentile:
- Management: 29.4 percent
- Non-management: 81.3 percent

For those three categories, employees per unit go from 20 to 30 to 35, respectively.

Additionally, TDn2K found that sales per labor hour (total sales divided by total labor hours) came in at $54 for fast-casual chains.

Median salaries for kitchen managers clocked at $38,093. For GMs, it was $60,791.

Average hourly wage by position in Q2:
- Cashier: $11.41
- Dishwasher: $12.02
- Line cook: $12.78
- Shift leader: $14.41
- Team member/crew: $11.33

Winning brands often begin their labor efforts at the GM level. Managers look for more work-life balance, training, and career development from restaurant brands. And that trickles down throughout the entire staff.

How guests are reacting
It all relates. Fast casuals that solve turnover and traffic woes are also winning in online guest sentiment, according to TDn2K. "It is becoming more obvious that food and beverage are table stakes and guests are expecting a superior service experience that will drive their intent to return," the company said.

Average net sentiment by attribute 2019 year to date:
- Food: 18.52 percent
- Beverage: 13.49 percent
- Ambiance: 16.66 percent
- Intent to return: 48.78 percent
- Service: 10.22 percent
- Value: Negative 4.84 percent

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

QSR Franchise Sales Statistics 2018

The following table reflects the sales statistics for Quick Service Restaurants. The ranking is where they are in relation to the top 50 franchise restaurants.

RANK	COMPANY	CATEGORY	2018 US SYSTEMWIDE SALES MILLIONS	2018 AVERAGE SALES PER UNIT THOUSANDS	2018 FRANCHISELICENSE UNITS	2018 COMPANY UNITS	2018 TOTAL UNITS	TOTAL CHANGE IN UNITS FROM 2017
1	MCDONALD'S	BURGER	38,524.05	2,768.73	13,229	685	13,914	-122
2	STARBUCKS*	SNACK	19,700.00	1,349.32	6,332	8,493	14,825	895
3	SUBWAY*	SANDWICH	10,410.34	420.00	24,798	0	24,798	-1,110
4	TACO BELL	GLOBAL	10,300.00	1,600.00	6,126	462	6,588	142
5	CHICK-FIL-A*	CHICKEN	10,000.00	4,166.67	2,400	0	2,400	175
6	WENDY'S	BURGER	9,993.70	1,636.40	5,825	353	6,711	77
7	BURGER KING*	BURGER	9,950.00	1,357.00	7,278	49	7,327	101
8	DUNKIN'	SNACK	8,787.00	933.00	9,419	0	9,419	278
9	DOMINO'S*	PIZZA	6,600.00	1,123.00	5,486	390	5,876	258
10	PANERA BREAD*	SANDWICH	5,734.63	2,739.91	1,131	963	2,093	50
11	PIZZA HUT	PIZZA	5,500.00	878.00	7,432	24	7,456	-41
12	CHIPOTLE	GLOBAL	4,800.00	2,000.00	0	2,491	2,491	83
13	SONIC DRIVE-IN	BURGER	4,447.10	1,250.00	3,427	179	3,606	13
14	KFC	CHICKEN	4,400.00	1,210.00	4,019	55	4,074	-35
15	ARBY'S	SANDWICH	3,886.90	1,177.00	2,197	1,132	3,329	46
16	LITTLE CAESARS*	PIZZA	3,800.00	874.00	3,700	562	4,262	-74
17	DAIRY QUEEN	SNACK	3,650.00	1,204.58	4,404	2	4,406	-49
18	JACK IN THE BOX	BURGER	3,466.13	1,553.00	2,100	137	2,237	-14
19	PANDA EXPRESS*	GLOBAL	3,400.00	1,616.00	125	1,979	2,104	93
20	POPEYES*	CHICKEN	3,325.00	1,415.00	2,327	41	2,368	148

Positioning

It is our goal to position the SFF to acquire and expand two brands to beginning with: Supreme Fish Delight and Supreme Burger. Considering the 40+ years we have in the food service industry and the combined management experience of over 100 years, we are confident in our growth and expansion strategies.

Domestic Locations for the initial expansion include the following;

FP: truCrowd

SUPREME FOODS™
FRANCHISING

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Georgia – 25

Florida – 25

North/South Carolina – 25

New York – 15

Philadelphia – 5

Chicago - 5

We are also working on the international market. Fast food franchises have become a major attraction to many investors in the overseas market. We will utilize our existing relationships to expand our business.

International Markets Include:

Asia: China, Singapore, Malaysia

Middle Ease: UAE. Qatar, Saudi Arabia

Africa: Senegal, Nigeria, South Africa, Kenya

South America: Mexico

Investment Strategy

The opportunity to invest is structured around the franchise parent corporation: which is established as a Georgia Corporation entitled *Supreme Foods Franchising, Inc*. for tax purposes. The parent corporation will acquire, own and operate multiple locations including: strip mall location, freestanding, airport and hybrid locations.

Each of these locations will serve as flagship locations and will be used to market the operations and sales of franchise locations to potential franchisees. Additionally, the parent corporation will own and operate the commissary for food and paper distribution to all of the current and future locations for brand consistency and economies of scale.

Business Model:

To acquire the rights and IP for franchise quick service restaurant companies in the US with the intent to expand globally.

FP: truCrowd

SUPREME FOODS™
FRANCHISING

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

To acquire real estate and lease to owner operators for franchising quick service restaurants in the US and abroad.

To support, grow and expand the Supreme Fish Delight and Supreme Burger Brands globally.

To purchase, renovate and expand the corporate headquarters (including a commercial catering kitchen)

To develop and improve the franchise systems for food service operations, training and packaging of food items for wholesale, retail and government distribution.

To reinvest in HUBZone's, empowerment zones and other inner cities to leverage tax credits and create value in areas with food insecurity.

To provide jobs, create opportunities and wealth for low-income inner-city communities that support the decrease in the wealth gap in America

The parent corporation will own the real estate, equipment packages and the intellectual property.

Company

Company Overview

Supreme Foods Franchising is acquiring and developing proven concepts.

Supreme Burger will offer a unique opportunity to participate in a 5-year strategic expansion initiative throughout the United States, Mexico, Africa and the Middle East. The intent will be to provide investment in franchise opportunities including: free standing, strip mall, airport and hybrid locations. Emphases will be placed on multi-unit licensing with aggressive growth and expansion strategies.

Advisory Team
Lawrence Shamsid-Deen

Over the past 40 years, Lawrence Shamsid-Deen, has founded numerous successful businesses. His belief in God, faith and family has attributed to his success in business. His endeavors have enhanced many communities and families. His expertise in the restaurant business can be seen all over Metro Atlanta in Supreme Fish Delight. Lawrence founded his own Wholesale Company and served as a Founding Board Member of First Southern Bank. Lawrence was awarded the food service contract at the Olympic Stadium during the 1996 Olympics, which allowed him to

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

employee over 250 youth and operate 25 locations inside the Olympic Stadium for the opening ceremonies, track and field events and Paralympics. Shamsid-Deen franchised Supreme Fish Delight in the early 1990's empowering others with financial independence through entrepreneurship.

Kofi Rashid

Beginning his professional career in the United States as a consultant with top-tier strategy consulting firm Bain and Company, Kofi's expertise as a Middle East and Southeast Asia strategy development specialist is without equal. Spending over a decade in Malaysia and the United Arab Emirates designing and implementing high-level business strategies has enabled him to work extensively in China, Malaysia, Singapore, Vietnam and the entire Arabian Gulf. Kofi worked for His Highness Sheikh Mohammed bin Rashid Al Maktoum as Senior Director for Strategy and Business Development for Sama Dubai, building the company from a team of 7 to an organization of over 800 within 3 years. He has also worked in the Office of the UAE Minister of State as Director for Strategic Partnerships. In these roles, Kofi uses his cultural competence proficiency to establish international teams of policy experts and provide good judgment for strategic international relations.

Marc Parham

Marc is a Managing Partner at the CAPBuilder Network Group; (www.capbuildernetwork.com) a consulting company whose focus is helping people start and grow their own businesses. He is also the creator the successful business information site called The CAPBuilder Network (www.capbuildernetwork.com) and radio show CAPBuilder Talk (www.capbuildertalk.com) that provides articles, information and resources to help start and grow small businesses. He is also a featured contributor on many other business sites.

On October 11, 2013 Marc was invited and attended a meeting with President Obama to discuss how the shut down and debt ceiling issues were affecting small business. The meeting was held at the White House and it was co-sponsored by Business Forward. Marc, a member of the Business Forward Local Leadership Council was one of a select group of nine individuals invited to attend the meeting. Marc also works with the Partec Consulting Group a full-service consulting and training firm. He was also the recent director of the entrepreneurship center of the Urban League of Greater Atlanta where he developed and implemented a successful business development and coaching program that has touched over 1000 entrepreneurs.

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Management Team
Waleed Shamsid-Deen



Waleed Shamsid-Deen is President & CEO of Shamsid-Deen & Associates (SDA) a business management and consulting firm specializing in Government, Non-Profit and Business Management Services and President & CEO of Supreme Foods Worldwide, a family-owned franchise corporation with 11 locations in Metro-Atlanta, Georgia. Waleed has over two decades of business experience. His drive, political savvy and keen insight for intelligent investments, has allowed him to establish numerous successful businesses and community-oriented ventures nationwide.

In the past decade, Waleed has raised millions for startup ventures and non-profit organizations nationwide. Additionally, he has served as a consultant for Athletes, Entertainers, Entrepreneurs and Producers, managing and protecting their personal business and philanthropic interest.

As managing partner of ARE, Inc., an angel investment firm founded by NBA Veteran Shareef Abdur-Rahim, Waleed has helped lead its emergence in the real estate, restaurant and entertainment industries. He was co-executive producer for the hit reality show Being Bobby Brown and Producer of a theatrical production entitled Drumline Live™ which brings to life the story and experience of the Historical Black College and University marching band. His dive into the entertainment industry has led him to form relationships with media moguls Spike Lee, Robert Townsend, Polow da Don, Keri Hilson and Dallas Austin, among others. Globally, he conducts workshops and presentations on various business topics.

As Director of Operations for the Allen Entrepreneurial Institute, Waleed was instrumental in supporting the Vision, to increase the number and size of minority and women owned businesses throughout the US and Globally.

Waleed is also founder of Supreme Family Foundation., a non-profit business mentorship program for high school students. Celebrating 25 years, the mentorship program has expanded to include global cultural exchange programs and Food Insecurity.

Waleed has recently authored a book, Excellence at a Minimum: The Plight of an Entrepreneur. An avid traveler, Waleed has led academic and business delegations throughout several countries in Africa and the Middle East.

Waleed has received the prestigious Businessman of the Year Award, the Service above Self Award, the Rising Star Award, the Champion Award and the Young Adult of the Year Award. He

FP: truCrowd

SUPREME FOODS™ FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

holds a Bachelor of Science degree in Business Economics from Florida A & M University and an Masters in Business Administration with a concentration in Finance from Walden University. A native of Brooklyn, NY, Waleed is married to Quiana and has five children: Lawrence, Safiyah, Siraj, Micah, Aya and the late Nya.

Quiana Shamsid-Deen



Quiana M.
Shamsid-Deen

Quiana Shamsid-Deen
Partner - Supreme Foods Worldwide
Executive Director – Supreme Family Foundation.
Quiana M. Shamsid-Deen is the Executive Director of Supreme Family Foundation (SFF). SFF is the family non-profit 501(c)(3)organization whose mission is to educate, empower, and engage seniors and youth in the Metro Atlanta community. The foundation's primary focus is food security amongst youth and seniors. Additionally, the foundation supports economic inequality, financial literacy and cultural exposure for youth and young adults. With over 12 years of social services experience, Quiana has supported youth and families through various programs and organizations. Quiana has worked in social work through the school district, Juvenile Court as a program administrator, in Foster care as an adoption specialist and child protective services for the state of Georgia.

Quiana now embarks on walking in her overall purpose as a social entrepreneur. She is part owner of Supreme Foods Worldwide which houses several entities such as Supreme Burger; a gourmet halal burger franchise, Supreme Meal Services; a meal delivery service that distributes meals to youth and seniors, and the family foundation Supreme Family Foundation. Her mission is to grow a business that is intentional about community and global impact.

Quiana is currently pursuing her Doctor of Social Work from the University of Southern California, where she is focused on an innovative solution to address closing the capital gap between black-owned businesses and white-owned businesses as a path to addressing the racial wealth gap.

With Jamaican Heritage, Quiana originates from Queens NY and Danbury Ct. However, she currently resides in Atlanta GA with her husband; Waleed Shamsid-Deen, 3 bonus children; Na'im, Layla and Siraj and 2 children Micah and Aya. She also is the mother of Nya Iman Shamsid-Deen, her baby girl who obtained her wings in 2017.

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Amin Aleem
Chief Financial Officer: Amin Aleem



Amin Aleem has been providing project management, accounting, and financial management services to small businesses, non-profits and the government since 2000. Amin was honorably discharged from the United States Air Force in 2004 as a Captain where he managed multiple multi-million-dollar projects. Amin provided financial management and accounting services for the Defense Finance and Accounting Service before founding Cornerstone Bookkeeping an Accounting, LLC in 2009.

Cornerstone designs and manages financial budgets, develops vendor payment strategies, establishes internal financial controls and protocols, supports audit investigations, and provides accounting software training. Cornerstone currently manages over $1.5 million in annual revenues from multiple clients. Cornerstone improves the financial health of small businesses and non-profit organizations and increases the financial consciousness of their Executive Directors through monthly reporting and analysis.

Amin holds a BS in Chemistry from Morehouse College, a MS in Organic Chemistry and an MBA in Financial Management both from Wright State University. He is a member of Alpha Phi Alpha Fraternity and the National Association of Black Accountants. Amin has been married for 13 years and has 3 daughters.

SUPREME FOODS™ FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur, GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400



Adeidra Washington
Director of Operations

Adeidra D. Washington

Director of Operations - Supreme Food Worldwide, Inc.

Adeidra D. Washington has over 10-years of small-business and nonprofit management experience. After obtaining her BA in Journalism from Hampton University in 2006, Ms. Washington attended Troy University where she received a Master's in Public Policy in 2011. Currently, Adeidra serves as Director of Operations for Supreme Foods Worldwide, the parent company of Supreme Fish Delight, Supreme Burger, Supreme Seniors, and Supreme Family Foundation.

For more than a decade, Adeidra has managed franchisee relations for nine Supreme Fish Delight franchisee locations through Metro- Atlanta and the newest quick service restaurant concept Supreme Burger. Adeidra also oversees vendor relations, restaurant expansion, acquisitions and government contracts for all profit and nonprofit Supreme brands. During the 2020 COVID pandemic, Adeidra and the Supreme Foods Worldwide executive team acquired nearly $1 million in funding through government contracts, grants and community partnerships.

VP/Franchise Development: Lonnie Deadwyler
Lonnie Deadwyler



Lonnie Deadwyler Partner – Director Franchise Relations & Logistics

Lonnie Deadwyler is a partner and Director of Franchise Relations for Supreme Foods worldwide, Inc.. Lonnie is also Owner of Life Game Global, a music production and management company. Lonnie Deadwyler was born and raised in Chicago, Illinois and attended Kennedy King Community College majoring in Communications prior to pursuing his interest In the music industry. Lonnie considers himself a serial entrepreneur with

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

interest in food service, restaurant management, business management and real estate. With over 25 years of corporate and small business experience, Lonnie has managed people and relationships and has developed a keen ability to nurture temperaments and personalities. As a music executive, Lonnie has worked with Grammy Award Winning producers, musicians and songwriters and has been acknowledged as an industry leader. As an individual commitment to community, he has help launch and manage nonprofit organizations for entertainers and is committed to making a difference globally. Lonnie enjoys reading, hiking, traveling, yoga, music and business and has been a residence of Atlanta for over 20 years. Lonnie has received an icon award for his industry work and has appeared on several industry magazines. Lonnie has 5 children, 3 boys and 2 girls and lives to build legacy for his family.

Janelle Howard



Janelle Howard

Regional Project Director – Riviera Maya

Janelle started her professional career as a model in the fashion industry after being scouted in NYC as a teenager. She has starred in international advertising campaigns and walked the runway for a myriad of clients such as Michael Kors, Guess, Avon, L'Oréal, Saks Fifth Avenue, MTV, Elle & Cosmopolitan Magazines, Bloomingdales, Stella McCartney, BET, Essence Magazine, WB11, Inside Edition, etc. Her connections in the world of fashion and desire to express her business acumen through entrepreneurship eventually led to the creation of her marketing and consulting agency, Saint Imperial.

Saint Imperial provides growth services and consultancy to a plethora of companies ranging from Fortune 500's such as Hewlett Packard & Chase to Ralph Lauren, Calvin Klein, Tiffany's and Avis. Janelle is currently focused on managing her portfolio and launching an innovative FinTech with her partners.

When not traveling with modeling or consulting for clients, Janelle volunteers her time and raises awareness for charities she believes in. She is passionate about eradicating poverty and believes the key lies in creating awareness.

"No one person can do everything to make the world a better place, but everyone can do something. Every day of my life, I count my blessings and strive to utilize my success to make a positive impact. Power is useless if it doesn't uplift the powerless."
-Janelle

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Strategic Partners

Banking: JP Morgan Chase

Throughout our 200-year history, JPMorgan Chase has always been there for our constituents around the world. In the toughest of times when strong banks are needed the most, we never waver in our support, and we never lose sight of our main mission: serving our clients. Our job is to always do right by them and consistently strive not only to meet their needs but also to exceed their expectations and continually make it easy for clients to do business with us.

As much as any company on the planet, we are helping individuals, businesses of all sizes, governments, nonprofits and communities seize the opportunities of our times. We can do this because of the strong company we have built – global in reach, local in execution, with an impressive set of products and capabilities and a steadfast commitment to provide exceptional client service.

We Focus on the Customer

- Exceed expectations by listening to customers and anticipating their needs, making it easy for them to do business with us
- Earn trust by always focusing on customers' best interests; high-quality customers will grow along with the company
- Give customers a good, fair deal – offer high-quality, competitively priced products and services
- Consider the full range of products and services that will fit customer needs, cross selling when appropriate
- Never allow short-term profit considerations to get in the way of doing what's right for the customer
- Use our own products – when it comes to understanding the customer, nothing beats being a customer

Small businesses and entrepreneurs generate jobs, create diverse communities and are vital to prosperous cities. We have seen firsthand how supporting underserved, minority entrepreneurs is the key to unlocking the kind of opportunity that lifts entire communities. Yet these populations often face unique barriers that inhibit their success. That's why we are investing $150 million over five years to support and scale innovative efforts to expand opportunities for underserved entrepreneurs. JPMorgan Chase's Entrepreneurs of Color Fund is providing necessary capital to fuel more than 300 U.S. black- and Latinx-owned businesses.

Legal: Arnall Golden Gregory

Andrew Schutt (http://www.agg.com/)

FP: truCrowd

SUPREME FOODS™ FRANCHISING

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Arnall Golden Gregory, with more than 150 attorneys in Atlanta and Washington, DC, employs a "business sensibility" approach, developing a deep understanding of each client's situation in order to find a customized, cost-sensitive solution. Selected for *The National Law Journal's* prestigious 2013 Midsize Hot List, the firm advises on corporate, litigation and restructuring and regulatory matters for numerous industries, including business services, healthcare, life sciences, logistics and transportation, real estate, franchising, telecommunications, financial services, information services, energy, and manufacturing. Celebrating its 65th anniversary this year, AGG is a solution partner that subscribes to the belief "not if, but how."

Real Estate Advisors: Ackerman Co.

Bryan Davis

Ackerman & Co.'s comprehensive understanding of the "business of buying" AC takes a systematic approach, starting with a shopping center, land or business, and then craft a strategy that defines property-specific goals, develops a business plan, and implements proven tactics to generate profits.

AC offers a wide range of retail real estate services to everyone involved—retailers themselves, landlords, developers, investors and financial institutions, including (but not limited to) tenant representation, project leasing, property management, development consulting, investment sales and finance.

AC offers each of their retail clients:

Insight that drives results—deriving from a legacy of excellence in commercial real estate.

- Owner expertise and tenant focus—we actively serve all sides of the leasing population with a practiced understanding of each groups' needs.

- Up-to-date professional experience—through active involvement in professional groups that continually helps us stay current and sharpen our skills.

- Service

- Tenant representation

- Site selection

- Market research leasing

- Investment sales

- Land sales

FP: truCrowd

SUPREME FOODS™
FRANCHISING

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Insurance: Five Star Insurance Agency

At Five Star Insurance Agency our mission is to provide our valued customers with quality insurance products and services to meet their individual and business needs. We strive to provide outstanding service and superior coverage to each of our clients. We help identify the needs of the consumer in order to develop the most comprehensive, cost effective insurance solution, while providing them with Five Star Service.

Marketing & PR: The Garner Circle

Since 2005, The Garner Circle (TGC) has worked with world-class and emerging brands, corporations, consumer companies, technology companies of all shapes and sizes, beauty brands, regional businesses, non-profits, film/ television and high profile individuals to help them achieve their strategic public relations and marketing objectives across a broad range of interests.

The Garner Circle's practice areas include Consumer Brands, Health & Wellness, Book PR, Technology, Beauty, Entertainment, Nonprofit, Corporate Communications and Reputation Management, Cultural Connecting and all campaigns encompass digital strategy. Resourceful, innovative, and nimble, TGC works hard, thinks big, and delivers successful, game-changing results.

GTC is resourceful, and known for public relations programs, national / international event activations and a novel approach. The age of social media and nonstop reporting means we exist in an environment that is quick to jump to conclusions. Information zips through the virtual environment with opinions formed in just seconds.

The Garner Circle's team of knowledgeable, tenacious, and passionate professionals understand how to leverage any story, and direct the conversation to your best advantage.

GTC develops and executes novel and fresh ways for our clients to connect with their target audiences in memorable ways. As a result, GTC measurably increase the positive results of their communication efforts.

GTC programs lead to award winning recognition and continue to impact the culture.

Franchise Sales: Franserve

FranServe, Inc. was founded with one goal: to help others achieve their dreams of business ownership through franchising. We love changing people's lives! As the largest franchise consulting and expansion organization in the world, we connect entrepreneurs to franchise opportunities, introduce franchisors to qualified people, and train the industry's most

FP: truCrowd

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

knowledgeable consultants to make it all happen. Our culture, technology, reach and scale are helping us revolutionize the industry.

Products and Services

QSR Concepts: Supreme Fish Delight & Supreme Burger





SUPREME
Fish Delight
WINGS
OPEN
SUPREME QUALITY
BUFFALO WINGS

supreme
BURGER
MEAL PREP & DELIVERY SERVICE
SUPREME FOODS WORLDWIDE
641-SUPREME

Hybrid Concept: LVLUP eSports & Supreme Burger Concept









lvlup! gamelounge

TOURNAMENT

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Supreme Foods: Retail, Wholesale & Franchise Products

Retail Products


TARTER SAUCE
SUPREME SAUCE
FISH BREADER
HUSH PUPPIES MIX
SUPREME SAUCE
FISH BREADER
HUSH PUPPIES MIX
COLESLAW MIX
BEEF BURGER PATTIES
4 oz.
4 OZ. BEEF BURGER PATTIES
6 oz.
6 OZ. BEEF BURGER PATTIES
LAMB BURGER PATTIES
4 oz.
4 OZ. LAMB BURGER PATTIES
COLESLAW MIX

Franchise and Wholesale Products


SUPREME FOODS™
SUPREME SAUCE
SUPREME FOODS™
COLESLAW MIX
SUPREME FOODS™
SUPREME SEASONING
SUPREME FOODS™
FISH BREADER

FP: truCrowd

SUPREME FOODS FRANCHISING™

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**500**	**$10,000**	**$9,200**
Maximum Amount	**53,500**	**$1,070,000**	**$984,400**

Capitalizing on the fast casual restaurant, $21 billion industry, Supreme Burger is an innovative concept franchisor organization, seeking people that want to be franchisees in the burger industry.



Location Types


supreme
supreme
BURGER
supreme
BURGER
Freestanding Strip mall Airport

Supreme Burger will sell franchises in the following business formats:

Airport Location

750-1000 Sq. Ft.

3m in Projected Sales

8-10 Person Operation

Free Standing

2700-3500 Sq. Ft.

1.05m in Projected Sales

18-20 Employees

Strip Mall

1500-2200 Sq. Ft.

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

700K in Projected Sales

12-15 Person Operation

The Menu

The menu will consist of the following:

- Burgers (Beef, Turkey, Lamb, Veggie, Shrimp, Chicken, Salmon) – Special Supreme Sauces
- Fries (Seasoned, Crinkle Cut, Sweet Potato)
- Sodas, Juices, Shakes
- Seasonal Seafood (Based on the Supreme Brands)



SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur, GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400



SUPREME SPECIALS

SUPREME BURGER : $6.99
ALL AMERICAN CHEESE BURGER, LETTUCE, TOMATO, PICKLES
AMERICAN CHEESE, MUSTARD, KETCHUP, MAYO, & SUPREME SAUCE
COMBO WITH BURGER, FRIES, AND DRINK : $10.99

GREEK LAMB BURGER : $7.49
LETTUCE, TOMATO, RED ONION, & TZATZIKI SAUCE
COMBO WITH BURGER, FRIES, AND DRINK : $11.49

JAMAICAN JERK BURGER: $7.99
LETTUCE, GRILLED ONIONS, PEPPER JACK CHEESE & JERK SPICE
COMBO WITH BURGER, FRIES, AND DRINK : $11.99

BUFFALO CHICKEN SAUSAGE BURGER: $7.99
MILD SAUCE, FETA CHEESE, RED ONION, LETTUCE, BLUE CHEESE
COMBO WITH BURGER, FRIES, AND DRINK : $11.99

TURKEY BURGER: $7.99
LETTUCE, TOMATO, PICKLES, YOUR CHOICE OF CHEESE,
MUSTARD, KETCHUP, MAYO, & SUPREME SAUCE
COMBO WITH BURGER, FRIES, AND DRINK : $11.99

SALMON BURGER: $8.99
LETTUCE, TOMATO, PICKLES, YOUR CHOICE OF CHEESE,
MUSTARD, KETCHUP, MAYO, & SUPREME SAUCE
COMBO WITH BURGER, FRIES, AND DRINK : $12.99

BLACK BEAN BURGER: $8.99
LETTUCE, TOMATO & AVOCADO
COMBO WITH BURGER, FRIES, AND DRINK : $12.99

SHRIMP (WO) BURGER : $9.99
AVOCADO, SPINACH, TOMATO & YUM YUM SAUCE
COMBO WITH BURGER, FRIES, AND DRINK : $13.99

BEYOND BURGER : $11.49
LETTUCE, TOMATO, PICKLE, VEGAN (CHEESE & MAYO)
COMBO WITH BURGER, FRIES, AND DRINK : $15.49

EXTREME SUPREME BURGER : $12.99
DOUBLE CHEESE BURGER, TURKEY BACON,
LETTUCE, TOMATO, PICKLES, ONIONS/ONION RINGS,
MUSTARD, KETCHUP, MAYO, & SUPREME SAUCE
COMBO WITH BURGER, FRIES, AND DRINK : $16.99

4 OZ SUPREME BURGER SPECIALS:
SINGLE 4.99
DOUBLE 6.99
TRIPPLE 8.99
ADD 5 WINGS TO ANY SUPREME SPECIAL: $4.99

WINGS

SUPREME SAUCE, TERIYAKI, BBQ, HOT, MILD & LEMON PEPPER
6 WINGS ONLY : $6.99
W/FRIES: $7.99 COMBO: $8.99
10 WINGS ONLY : $10.99
W/FRIES: $11.99 COMBO: $12.99
20 WINGS ONLY : $20.99
W/FRIES: $21.99 COMBO: $22.99
30 WINGS ONLY : $30.99
50 WINGS ONLY : $50.99

FISH
FISH AND FIRES
2 PC. WHITING : $7.99 COMBO : $10.49
3 PC. WHITING : $8.99 COMBO : $11.49
5 PC. WHITING : $10.99 COMBO : $13.49
10 PC. WHITING : $15.99

FISH SANDWICHES
FISH SANDWICH : $4.99 COMBO : $6.99
FISH, KETCHUP AND TARTAR SAUCE
FISH DELUXE : $5.49 COMBO : $7.49
ALL THE WAY - NO CHEESE
FISH SUPREME : $5.99 COMBO : $7.99
LETTUCE, TOMATO, PICKLES, CHEESE, TARTAR & KETCHUP

PHILLY CHEESESTEAK
YELLOW ONION, BANANA PEPPERS, MUSHROOMS, JALAPENO, WHITE AMERICAN CHEESE, SUPREME SAUCE
PHILLY ONLY : $7.99
COMBO WITH BURGER, FRIES, AND DRINK : $11.99
ADD 5 WINGS : $4.99

NEW COMBOS
2PC. FISH, 6 WINGS, FRIES & DRINK : $15.99
PHILLY, 6 WINGS FRIES & DRINK : $15.99
SUPREME BURGER, 6 WINGS, FRIES & DRINK : $15.99

KIDS MEALS
NYA'S SUPREME SLIDER FRIES & DRINK : $5.99
NYA'S LIL LAMB BURGER FRIES & DRINK : $5.99
NYA'S 3 LIL WINGS FRIES & DRINK : $5.99

SIDES
CRINKLE FRIES: $2.49
SEASONED FRIES: $2.49
SWEET POTATO FRIES: $2.49
LARGE FRY: $5.49
POTATO SALAD: $2.49
CHIPS: $2.49
ONION RINGS : $2.49
TARTAR SAUCE PINT : $2.99
SUPREME SAUCE PINT : $2.99

DESSERTS
BEAN PIE: $2.99
SWEET POTATO PIE: $2.99
PECAN PIE : $2.99
FAMOUS AMOS COOKIES : $2.49
RED VELVET CAKE: $3.49

DRINKS
FRUIT PUNCH (BOTTLED): $2.49
SWEET TEA (BOTTLED): $2.49
PEACH (BOTTLED): $2.49
ROOT BEER (BOTTLED): $2.49
1/2 GALLON: $4.99   GALLON: $5.99

1827 COLUMBIA DR SUITE A, DECATUR, GA 30032
641-SUPREME
WWW.SUPREMEBURGER.US

Chicken Tenders, Sliders (Kids Menu)

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

SUPREME DEALS
FOR THE ENTIRE WEEK!

MONDAY
JAMAICAN JERK



TUESDAY
GREEK LAMB



COMBOS ONLY
$14.99
INCUDES FRIES AND A DRINK


supreme BURGER

WEDNESDAY
SUPREME BURGER



THURSDAY
BBQ BURGER



FRIDAY
SALMON BURGER



SATURDAY
BLACK BEAN BURGER



Commissary

- Branded Supreme Paper Products (Cups, Napkins, Bags)
- Sauces (Branded Condiments)
- Seasonings
- Merchandise

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Franchise Investment Details

Supreme Burger and Supreme Fish Delight will be developed through both single unit and multi-unit franchise opportunities. The number of units a franchisee would like to purchase will be determined by their personal financials, experience and approvals by the Supreme Burger Management Team. Depending on the type of franchise the total cost of the investment for one restaurant will range from approximately $250,000 - $500,000 and the franchise agreement is for 10 years with an option to renew for an additional 10 years.

The initial franchise fee is $25,000 per location, however:

- A 10 percent discount is offered to Veterans in support of the US V-program and minorities as defined by the US Census
- When four to six units are secured in an Area Development Agreement, the franchise fee is reduced to $20,000 per unit.
- When seven or more units are secured in an Area Development Agreement, the franchise fee is reduced to $15,000 per unit.

FP: truCrowd

SUPREME FOODS™
FRANCHISING

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

The Hybrid
Introducing the eSports to the QSR concept

In essence, esports is the collective term used to describe competitive gaming at a professional level, with the top esports players often being the very best in the world at their respective game. Competitive gaming isn't a new concept by any means, but the idea of having professional video game players who make a living through competing akin to traditional sports certainly is, at least in the western world.

By combining eSports with QSR, we will increase revenue earning potential in our Hybrid model locations.

We have identified several markets including Tokyo, Dubai, Atlanta as flagship eSports Hybrid locations.

The global esports market size was valued at USD 1.1 billion in 2019 and is expected to expand at a compound annual growth rate (CAGR) of 24.4% from 2020 to 2027. The increasing audience reach and engagement activities, formidable investments, rising live streaming of games, and increasing infrastructure for the league tournaments are key factors driving the market growth. The professionalization in the industry has created lucrative opportunities for game developers, gamers, influencers, and event organizers. Millennials are considering esports as a professional career owing to the increase in popularity of the gaming tournaments, impressive international prize pools, streaming revenues, and one-to-one sponsorships. Moreover, universities and colleges are starting a dedicated esports curriculum to develop skilled professionals.



FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

eSports Industry Revenue Stream Stats

Esports market size is estimated at just under $700 million in 2017, with 60% coming from sponsorships and advertising



* Newzoo's esports revenue figures always exclude revenues from betting, fantasy leagues, and similar cash-payout concepts, as well as revenues generated within games.

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

eSports Revenue Streams



Total Estimated Franchise Investment Cost

The franchise cost can range significantly depending on the type of franchise (Free Standing, Strip Mall or Airport) additionally, a second generation location would significantly decrease the amount of upfront capital as the basic infrastructure would be included. We would recommend a range from 150,000 to 1m USD However, more details can be found in the Franchise Disclosure Document

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Competitors

The restaurant industry is highly competitive, especially in the developed markets. In the U.S. and other international markets in Europe and Asia-Pacific, quick service restaurants and fast-casual restaurants have gained popularity in the last decade. Well-established brand chains compete against each other on the basis of products, quality, service, menu price and location.

In the Fast-Food Hamburger Restaurant industry, Burger King has managed to maintain its brand appeal among customers, competing against big brands such as McDonald's and Wendy's. Burger King has been ranked third in this segment below the two burger chains, after Wendy's overtook its second spot in 2011. In the fast-food industry as a whole, Starbucks and Yum! Brands are the other two major rivals. These companies have well capitalized and organized chains and franchises spread worldwide with a greater number of U.S. stores than Burger King.

Burger King generated average daily sales of around $3,300 at a franchised restaurant in 2013, which is nearly the same as Starbucks' average daily revenue of $3,200 per store but only half the revenues generated by a McDonald's outlet (around $6,700 per outlet per day), indicating McDonald's dominance in the industry.

Moreover, McDonald's customer base is much wider than that of Burger King with 28,000 franchised stores spread worldwide ranging from developed markets to developing nations in comparison to Burger King's 13,000 franchised restaurants in selective developed markets.

With recent news of Shake Shack (Ticker – SHAK) going public with 63 locations and a 450-unit expansion, 10 units per year, Supreme Burger is positioned to be one of the newest premier burger franchises on the market.

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

America's Favorite Seafood Restaurants 2019



FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Hamburger Franchise Sales Statistics 2019

The following table reflects the sales statistics for the franchise restaurants that sell hamburgers.



McDonald's	40 413
Burger King	10 204
Wendy's	9 763
Sonic Drive-In	4 687
Jack in the Box	3 505
Whataburger	2 556
Hardee's*	2 020
Culver's	1 795
Five Guys Burgers and Fries	1 662
Carl's Jr.*	1 423
In-N-Out Burger*	957
Steak 'n Shake*	950
Shake Shack	623
White Castle	580

FP: truCrowd

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Training and Support

Training and Support

Leveraging 35 years of franchising experience, Supreme Fish Delight has developed training, systems and support to assist in its franchisees' success. Our franchisees will benefit from:

- An extensive in-house team of marketers, designers, public relations professionals and social media experts
- Corporate and onsite training programs that are designed to help implement a standardized operating system
- A Franchise Business Coach (FBC) who is assigned to each franchisee to assist with business start-up and growth
- Assistance from the FBC with financial analysis, operations evaluations, strategic planning and brainstorming of new ideas
- Franchisee Training Certification
- Online access to training tools
- In-depth Operations Manual and detailed job aids for all products Development
- Real Estate - guidance through site selection and evaluation assistance
- Architectural and Engineering - prototypical design and conceptual layouts for new restaurants
- Access to our national network of select brokers

In addition, franchisees will receive support with real estate site selection that meets specific criteria related to demographics, traffic patterns, parking, character of neighborhood and competition from and proximity to other businesses.

Business Consultation
- Regular consultation visits, up to three per year
- Business review and performance analysis
- Quality, Service, and Cleanliness (QSC) inspections
- Dedicated Toll-free helpline providing one stop shop for assistance with operational issues

Product Development

- Continually bring world-class menu variety through improved products and expanded offerings

- Operational support and top-notch quality insurance

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Systems

Supreme Burger has systems in place for the following:

Inventory	Purchasing	Deposits
Bookkeeping/Accounting	Point of Sales	Merchant Services

Target Market

Market Overview

The hamburger industry is highly competitive, and there are a few leaders that tend to stand out from the remainder of the pack. Five Guys Burger and Fries for instance, a relatively young but rapidly accelerating player in the hamburger market, began franchising in 2002, and since then, has expanded to over 770 locations in the country. In fact, this franchise reported the highest annual jump in sales among major hamburger franchises - up a whooping 38% increase from 2009.

In addition, Smashburger, a young franchise operated in junction with Quiznos, is growing through the Southwest region. Its "Smash. Sizzle. Savor." motto is already heating up the competition in Nebraska, New Mexico, and Texas; Smashburger is looking to further expand towards Washington D.C., Boston, and in several other areas around the country.

Even Mexican food franchises are hopping on the burger bandwagon. In 2009, Rubio's Baja Grill promoted an All-American taco topped with a beef patty and cheese, calling it the "burger with a Beach Mex twist."

Don't think we could ever leave out the big guys: fast food franchises Mickey D's and Burger King are still up in the ranks, but now adding a little spice to their traditionally successful hamburger business. In response to attacks from America's health-panicked parents, McDonald's has included more Angus beef products and Weight-Watcher's approved meals on its menu. Moreover, McDonald's shares have increased over 120% in the last five years, proving that even obesity concerns cannot curb Americans' appetite for fast food hamburgers.

However, do not let this competitiveness stifle you. Whether it be a nationalized franchise such as Burger King or a regionally targeted restaurant like Smashburger, the burger industry is rift with opportunities for investment.

Always Hungry for More (Burgers)

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

With America's fight against obesity, e-coli concerns, the mad cow disease outbreak, and the recent go-green campaign, the hamburger industry has certainly had its fair share of obstacles. However, the U.S. Fast Food Market Outlook for 2010 indicates that burger consumption in the United States has actually been continuously rising in the past few years. Furthermore, the hamburger industry is predicted to surge at a Compound Annual Growth Rate of 4% this year.

One of the strongest reasons for the hamburger's longevity is its wide-spread appeal. The burger is affordable, portable, and customizable; they can be served gourmet-style or as a rustic yet classic to-go food. With this type of versatility, hamburger franchises - or any food franchise for that matter - can easily adapt the hamburger concept to current economic settings. For example, Burger King is promoting its "Build It Your Way" concept, allowing customers to stack on toppings, patties, and cheeses of their choice. Burger King is taking advantage of the burger's versatility and marketing it towards people's preference for customization and choice.

All in all, the rising teenage population and improving economic conditions have revitalized the fast-food industry, and the hamburger franchises are expected to be at the forefront of this expansion.

How Fast-Food Eaters Split Along Ethnic Lines

Nothing tops ethnicity as a predictor of a diner's taste in fast food.

Asian Americans are nearly four times more likely to visit a Jamba Juice (JMBA)than the average consumer, but less likely to visit McDonald's (MCD), Burger King(BKW), Wendy's (WEN), and Taco Bell (YUM), according to a report released today by Placed, a location analytics company. "Ethnicity is quantifiably in the driver's seat when determining fast-food consumption," says Placed Chief Executive David Shim. "No single demographic trait—age, gender, income—provides the signal that ethnicity does in terms of restaurant preference."

The ethnic variation among chain restaurants can, in part, result from variations in location, often reflecting the geographic concentration of a chain's restaurants. Marketing can also play a role in the ethnic gap and has been a focus of fast-food restaurants' efforts to draw more diners from underserved groups. McDonald's, for example, had adopted a strategy called "Leading with Ethnic Insights" that takes marketing cues from minority consumers.

Here are some of the findings from the Placed report, which is based on data from 70,000 U.S. consumers in April:

These chains get more traffic from Caucasian customers:

• Taco Johns
• Culver's
• Tim Horton's

FP: truCrowd

SUPREME FOODS™
FRANCHISING

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

• Steak 'n Shake
• Caribou Coffee

These chains get more traffic from Hispanic customers:

• Pollo Tropical
• El Pollo Loco
• In-N-Out Burger
• Wienerschnitzel
• Del Taco

These chains get more traffic from African American customers

• Church's
• Checkers
• Popeye's Chicken & Biscuits
• Krystal
• Rally's

These chains get more traffic from Asian customers

• Jamba Juice
• In-N-Out Burger
• Jack In The Box
• Starbucks
• Panda Express

Per the above statistics you will notice that every ethnicity has burger restaurants as one of their major choices.

Market Needs

The fast-food industry has been adopting new practices and offering new products. Modern society is on the go, and there is plenty of demand for a quick bite at all times of the day. Fast food franchising opportunities exist in the "traditional" spaces like burgers and pizza but are also sprouting up in healthy and unique ways as well.

The Supreme Burger concept will focus on the term "better burger," In simple terms, it means fresh ingredients and made-to-order. This also means guests can expect a better experience than is typically provided by your local "fast food" burger restaurants. This is why the better burger industry is taking off and providing franchise owners a unique business opportunity.

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

The Industry

The fast-food industry, also known as Quick Service Restaurants (QSR), has been serving up tasty morsels for as long as people have lived in cities. The modern system of fast-food franchising is believed to have started in the mid 1930's when Howard Johnson franchised his second location to a friend as a means to expand operations during the Great Depression. Revenue has grown from $6 billion in 1970 to $160 billion last year, an 8.6% annualized rate.

Fast food franchises focus on high volume, low cost and high-speed product. Frequently food is preheated or precooked and served to-go, though many locations also offer seating for on-site consumption. For stands, kiosks or sit-down locations, food is standardized and shipped from central locations. Consumers enjoy being able to get a familiar meal in each location, and menus and marketing are the same in every location.

What's Been Going Wrong?

There have been challenges for the fast-food industry in recent years that have been pressuring profit margins. The industry as a whole has proven robust enough to withstand these challenges, though some players have done better than others.

Over the last decade there has been increased focus on the quality of food served in fast food restaurants. Typically, highly processed and industrial in preparation, much of the food is high in fat and has been shown to increase body mass index (BMI) and cause weight gain. Popular books such as 'Fast Food Nation' and documentaries like 'Super Size Me' have increased public awareness of the negative health consequences of fast food. Fast food companies have responded by adopting healthier choices and have had some measure of success, but the shadow of bad press still hangs over the industry.

Rising commodity prices have also significantly crunched many fast-food franchises. With food and beverage inputs making up approximately 33% of costs, higher prices for livestock, corn, wheat and more have seriously shrunk margins over the past decade. In such a fiercely competitive space it is impossible to force a price increase on customers, so profit margins are often south of 10%. The recent economic recession did lower commodity prices, but the recession brought on its own complications, and now prices for commodity inputs are on the rise again.

Fast food had been thought to be largely recession proof, and indeed the industry did not suffer nearly as much as other discretionary spending sectors. In fact, there was some increase in consumer visits as people choose cheaper fast-food options over fast casual or traditional restaurant choices. But overall, the recession hurt spending, and consumers overall purchased less with each trip. Fast food franchises fared reasonably well but still felt some pain.

Market saturation is also a relevant issue in the fast-food industry today, at least in the U.S. There is a McDonald franchise is in almost every town, and it usually sits in a row with several competitors. With so many competitors which offer similar products there are fewer customers

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

per location. Increasingly fast-food restaurants are also losing market share to fast casual, a relative newcomer in the restaurant space.

Where do we Go from Here?
Busy citizens still need quick meal options, and fast-food restaurants are fighting these challenges with gusto. Now offering healthy choices to battle the stigma of unhealthy food, some quick service restaurants now focus on fresh or organic products. From franchises focused solely on salads or healthy wraps to the lower calorie options offered at traditional burger franchises such as Wendy's or McDonald's, consumers are able to make better choices...if they want!

Fast food franchises are also focusing on expanding into new product lines, such as the coffee initiative in the McCafé. Intended to offer competition to Startbucks, McDonalds is luring customers back into their stores, hoping they will purchase food as well. Many franchises have been exploring other mealtimes such as breakfast and the mid-afternoon snack for growth opportunities and to increase real estate utilization.

The industry is most effectively battling saturation within the United States by creating a much more diverse range of offerings. Sure, there is a McDonalds in every town, but there are very few crepe franchises...yet! From new cultural cuisines to fresh takes on a traditional story, there are many more types of quick service restaurants than ever before.

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Strategy and Implementation

Marketing Plan

Overview

Supreme Burger will focus its marketing for the Burger Franchise in the small business and franchise marketplace. The business will use the following media and tactics to reach this audience:

• Advertise online via the many franchise opportunity portals

• Develop a website for Supreme Burger which is separate from, but linked to, the Supreme Brands (Supreme Burger, Supreme Fish Delight and Supreme Chicken)

• Promote the website through search engine optimization and search engine marketing around event and rental keywords for the local area

• Email campaign of an e-brochure announcing the new franchise opportunity to all past and current clients

• Create and send press kit with information and details on the new opportunity to key clients and press

• Attend and be a vendor at the many franchise expo's locally and internationally

Positioning

It is our goal to position the Supreme Burger franchise offering in the urban markets where our 40 years of experience in this market will give us the edge on our competition. We understand this market and are confident of our ability to grow the business. Domestic Locations for the initial 100 units will be offered in the following Southeast regions:

• Georgia - 25
• Florida – 25
• North/South Carolina – 25
• Alabama – 5
• Mississippi – 10
• Tennessee - 10

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

We are also working on the international market. Fast food franchises have become a major attraction to many investors in the overseas market. We will utilize our existing relationships to expand our business.

International Markets Include:

- Asia: China, Singapore, UAE
- Africa: Botswana, Ethiopia, South, Africa, Tanzania

Pricing

Specifically, for the franchise model

Pricing of our products must remain initially competitive with our rivals. Management does however plan to price our urban market offering on a sliding scale to encourage the purchase by people that are 1st time business owner. This is typical within the industry and can create higher margins on the royalty fees.

Promotion

Specifically, for the franchise model

Promotion will be initially spearheaded by public relations because of its low cost, and then through advertising once the company begins to increase cash flow to an acceptable figure.

- Trade Magazines
- Trade Shows
- Internet Promotions (Website)
- Radio Programming
- Business Programming / TV

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Sales Process

We have developed a well-defined, step-by-step Discovery Process to guide franchisees from initial interest through qualification. Our team will assist potential investors throughout the Discovery Process to help you become an owner of their very own Supreme Burger franchise.

- Submit Franchise Request Form

- A Member of Our Development Team Will Contact You

- Submit Franchise Application

- Review the Franchise Disclosure Document (FDD)

- Review the Franchise Contract

- Submit Management Plan

- Execute Franchise Agreement & Related Documents

Legal

The Franchise Agreement

The franchise agreement is designed to explain all the contractual relationships between the franchisor and franchisee including exclusive territory, fees, royalties, training, obligations of franchisor and obligations of franchisee.

This document will be presented to the potential franchisee during the sales process.

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Franchise Disclosure Document (FDD)

Franchise Disclosure Document (FDD)

The FDD is basically a requirement of the Federal Trade Commission adhering to the federal franchise disclosure rules July 2007 and requires the disclosure of specific items relating to the franchising business.

The Franchise Rule specifies FDD disclosure compliance obligations as to who must be the one to prepare the disclosures, who must furnish them to prospective franchisees, how franchisees receive the disclosures, and how long franchisees must have to review the disclosures and any revisions to the standard franchise agreement. The FDD underlies the franchise agreement (the formal sales contract) between the parties at the time the contract is formally signed. This franchise sales contract governs the long-term relationship – the terms of which generally range from five to twenty years. The contracts cannot generally be changed unless there is agreement of both parties. Under the Franchise Rule, which is enforced by the Federal Trade Commission (FTC), a prospective franchisee must receive the franchisor's FDD franchise disclosure document at least 14 days before they are asked to sign any contract or pay any money to the franchisor or an affiliate of the franchisor. The prospective franchisee has the right to ask for (and get) a copy of the sample franchise disclosure document once the franchisor has received the prospective franchisee's application and agreed to consider it. The franchisor may provide a copy of its franchise disclosure documents on paper, via email, through the web

This document will be presented to the potential franchise owner during the sales process to ensure the business owner understands the rules of the franchising business.

Financing Options

Supreme Burger Does not provide financing however we do have a relationship with a third party that will assist in obtaining financing. Additionally, our brands are registered with the SBA and franchisees can obtain bank financing backed by the SBA.

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Organization


CEO
LEGAL
CFO
COO
FRANCHISE SUPPORT
TRAINING
SALES
CPA
BOOK KEEPING
CORPORATE LOCATIONS
MARKETING/ PR ADVERTISING
FS
AL
SM
M
AM
CL
HE
M Manager
AM Assistant Manager
CL Crew Leader
HE Hourly Employees
FS Free Stand
AL Airport
SM Strip Mall
SUPREME FOODS WORLDWIDE CONFIDENTIAL

Corporate Responsibility

Supreme Family Foundation

Mission: To "Educate, Empower and Engage seniors and youth in our community." Our primary focus is food security for youth and seniors. We have accepted the challenge to provide food to those most in need, worldwide!

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Org Chart – Supreme Family Foundation


BOARD
EXECUTIVE DIRECTOR
ADMINISTRATIVE ASSISTANT
CPA
BOOKKEEPER
PROGRAM DIRECTOR YOUTH V.I.B.E
TEACHERS
CURRICULUM COORDINATOR
PROGRAM EVALUATOR
SOCIAL MEDIA
PROGRAM DIRECTOR SUPREME CARES
PROGRAM DIRECTOR MEALS ON WHEELS
QUALITY CONTROL
LOGISTICS
INFORMATION TECH
VOLUNTEERS
DRIVERS
GRANT WRITER

SUPREME FOODS™ FRANCHISING
OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

"Building Business with Integrity"

- Waleed Shamsid-Deen

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(RISKS RELATING TO OUR BUSINESS AND INDUSTRY)

This is a brand-new company. We were formed in 2020, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

You can lose 100% of your investment. Many small business startups like the Company fail. Supreme Foods Franchising is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Team risks. Our core strategic team is small, consisting of one founder, but our key
activities (operations) are presently outsourced to third parties, though closely managed. The founders have developed a collegial and effective working relationship through nearly 10 years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks. The quick service restaurant and food industry is subject to macroeconomic pressures. In an economic down-turn, fast-food may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

We will have access to your investment proceeds without regard to any minimum dollar amount that we raise. There can be no assurance that we will raise sufficient funds to commence operations which may result in the entire loss of your investment.

We have limited operations to date. We have limited operations to date, and limited cash available for operations. We will be reliant on the proceeds of this offering to implement our business plan. As a result, it will be difficult for you to evaluate our potential future performance without the benefit of an established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may have a material adverse effect on our results of operations.   Accordingly, no assurance can be given that we will be successful in implementing our investment strategy or that we will be successful in achieving

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur, GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

our objective. Our prospects for success must be considered in the context of a new company with limited resources in a highly competitive industry. As a result, investors may lose their entire investment.

Our rental obligations and working capital requirements will put significant strain on our operations and cash flow. Our monthly rental obligations and working capital requirements are substantial. Until the sale of our franchises, if at all, we will require the proceeds of this offering to implement our business plan. If our marketing fails or we do not generate sufficient revenues from our tradeshows, it is unlikely that the Company will be able to make dividend payments. Should this occur, you will lose your entire investment.

We may not generate sufficient revenues to satisfy our contractual obligations under the Note. Our operating costs and capital requirements may prohibit us from paying dividends on the Note. Moreover, if costs and capital expenditures exceed revenues, we will not be able to repay the outstanding principal balance due under subscription.

If we are unable to obtain capital, we may not be able to pay our debt obligations as they become due, and there is substantial doubt about our ability to continue as a going concern.
We may not generate sufficient cash flows from operations to retire our debt. Our ability to continue as a going concern is dependent upon our becoming profitable in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. However, there can be no assurance that we will be successful in achieving these objectives.

We will need additional capital to sustain our operations and will likely need to seek further financing, which we may not be able to obtain on acceptable terms or at all. If we fail to raise additional capital, as needed, our ability to implement our business model and strategy could be compromised. We have limited capital resources and operations. We require substantial capital to commence operations. We may not be able to obtain additional financing on terms acceptable to us, or at all. We have no commitments for further funding.

We face intense competition and many of our competitors have greater resources that may enable them to compete more effectively. The industry in which we operate in general are subject to intense and increasing competition. Some of our competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines.

We depend on our management, certain key personnel and board of directors, as well as our ability to attract, retain and motivate qualified personnel. Our future success depends largely upon the experience, skill, and contacts of our officers and directors, and the loss of the services of these officers or directors, particularly our chief executive officer and chairman of our board of directors, may have a material adverse effect upon our business. Additionally, our revenues are largely driven by several employees with particular expertise in cannabis-related security, marketing and operations. If one of these key employees were to leave, it would negatively impact our short and long-term results from operations. Shortages in qualified personnel could also limit our ability to successfully implement our growth plan. As we grow, we will need to attract and retain highly skilled experts in the cannabis industry, as well as managerial, sales and marketing, security and finance personnel. There can be no assurance, however, that we will be able to attract and retain such personnel.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to identify franchisees, real estate, invest, close and penetrate the market is dependent on its ability to maintain successful relationships with brokers and agents. Beyond the Company's limited financial means, other external factors such as the level of available real estate and the number of competitive investors. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third-party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

We will have broad discretion on how the net proceeds of this private placement are utilized.

The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and

FP: truCrowd

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

Developments in intellectual property law could have a negative impact on our business. From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability and/or trademark ability and any such changes could have a negative impact on our business.

In addition, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a "first-to-invent" system to a "first-to-file" system, changes the way issued patents are challenged, and changes the way patent applications are disputed during the examination process. These changes may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions, became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will ultimately have on the cost of prosecuting our patent applications, our ability to obtain patents based on our discoveries and our ability to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. In addition to patent protection, because we operate in the food service industry, our recipes, internal controls, growth strategies, etc. are trade secrets and we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We expect to enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific and commercial collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

We may not be able to enforce our intellectual property rights throughout the world. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

patents and other intellectual property protection, especially those relating to pharmaceuticals and medical devices. This could make it difficult for us to stop the infringement of some of our intellectual property, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Intellectual property protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek intellectual property protection in certain countries, and we will not have the benefit of intellectual property protection in such countries.

Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the U.S. and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

Third parties may assert ownership or commercial rights to intellectual property we develop. Third parties may in the future make claims challenging the ownership of our intellectual property. We have or expect to have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator's materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator's samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We might employ individuals who were previously employed at universities or other biopharmaceutical or medical device companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

There is significant litigation in the cannabis and eCommerce industries regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

products or product candidates infringe the intellectual property rights of others. If our development and commercialization activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs, compositions or devices. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights. From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, regardless of whether we win or lose. We may not be able to afford the costs of litigation. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and stock price. Any legal action against us or our collaborators could lead to:

● payment of damages, potentially treble damages, if we are found to have willfully infringed a party's patent rights;
● injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell products; or
● we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business, prospects and financial condition. As a result, we could be prevented from commercializing our products and product candidates.

We intend to acquire, through mergers, asset purchases or in-licensing, businesses or products, or form strategic alliances, in the future, and we may not realize the intended benefits of such acquisitions or alliances. We intend to acquire, through mergers, asset purchases or in-licensing, additional businesses or products, form strategic alliances and/or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses or assets with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses or assets if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition or alliance, we will achieve the expected synergies to justify the transaction.

We depend on key personnel and attracting qualified management personnel and our business could be harmed if we lose personnel and cannot attract new personnel. Our success depends to a significant degree upon the technical and management skills of our directors, officers and key personnel. Any of our directors could resign from our board at any time and for any reason. Although our executive officers have employment agreements, the existence of an employment agreement does not guarantee the retention of the executive officer for any period of time. The loss of the services of any of these individuals would likely have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. We do not maintain key person life insurance for any of our officers or key personnel. The loss of any of our directors or key executives, or the failure to attract, integrate, motivate, and retain additional key personnel could have a material adverse effect on our business.

We compete for such personnel, including directors, against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Product liability and other lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our product candidates. The risk that we may be sued on product liability claims is inherent in the development and commercialization of cannabis and other related products and devices. Side effects of, or manufacturing defects in, products that we develop and commercialized could result in the deterioration of a

FP: truCrowd

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

consumer's condition, injury or even death. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Claims may be brought by individuals seeking relief for themselves or by individuals or groups seeking to represent a class. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of the affected products.

Our internal computer systems, or those of our third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs. Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a loss of clinical trial data for our product candidates which could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

THE OFFERING

9. What is the purpose of this offering?

To support the expansion of the franchise concepts Supreme Fish Delight, Supreme Burger, and Supreme Senior Meal Services.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,070,000.00
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	**$9,200.00**	**$984,400.00**
Use of Net Proceeds		
Marketing & PR	$2,000.00	$107,000.00
Legal & Accounting	$1,200.00	$75,000.00
Business Development - Location Expansion	$2,800.00	$255,000.00
Commissary - Renovation and Improvements	$1,200.00	$62,500.00
Operations	$750.00	$265,000.00
Franchise System Development	$1,250.00	$27,300.00
General Operating Capital	$0.00	$192,600.00
Total Use of Net Proceeds	**$9,200.00**	**$984,400.00**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

 a. Type - Common Stock
 b. Terms - We will issue shares in the company with the intent to pay dividends after 3 years of growth and expansion. These are non voting silent partners investors.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

  (1)   to the issuer;
  (2)   to an accredited investor;
  (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
  (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Common Stock						
Class A	1,000,000	1,000,000	Yes ☑	No ☐	Yes ☐	No ☐
					Specify:	
Class B	1,000,000	0	Yes ☐	No ☑	Yes ☐	No ☐
					Specify:	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

        None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

        None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

        The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

        This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

        These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

FP: truCrowd

SUPREME FOODS FRANCHISING™

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**500**	**$10,000**	**$9,200**
Maximum Amount	**53,500**	**$1,070,000**	**$984,400**


Low Bound
$ 17,205,000
Pre-money valuation
$ 20,467,381
High Bound
$ 23,729,000
5 Valuation Methods
$ 6,514,044
Scorecard
$ 4,089,778
Checklist
$ 10,878,528
Venture Capital
$ 21,276,218
DCF with LTG
$ 36,904,976
DCF with Multiples
Method weights
12%
12%
16%
30%
30%

The weights for the above mentioned valuation methods are: Scorecard (12%), Check-list (12%), Venture Capital (16%), DCF- Long Term Growth (30%), and DCF with Multiples (30%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$20,467,381.**

The company has elected to go with a slightly more conservative valuation of $20,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

FP: truCrowd

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**500**	**$10,000**	**$9,200**
Maximum Amount	**53,500**	**$1,070,000**	**$984,400**

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

This is a start up company that will raise money to support the growth and operations of Supreme Foods Worldwide.

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

Supreme Foods Franchising, Inc.
For the Period Ended December 31, 2020
With Independent Accountant's Review Report

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Supreme Foods Franchising, Inc.
Financial Statements

Period Ended December 31, 2020

Contents

1

SUPREME FOODS™ FRANCHISING

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Accounting Services

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Independent Accountant's Review Report

The Board of Directors
Supreme Foods Franchising, Inc.
Decatur, GA

I have reviewed the accompanying financial statements of Supreme Foods Franchising, Inc., which comprises of the balance sheet as of December 31, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from December 24, 2020 ("inception") to December 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
January 26, 2021

2

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

(This page intentionally left blank.)

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Supreme Foods Franchising, Inc.

Balance Sheet

	December 31, 2020
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	$ -
Accounts receivable- shareholder *(note 2)*	-
Total current assets	-
Fixed assets, net	-
Deferred tax asset *(note 1)*	-
Total assets	$ -
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Stockholders' equity:	
Class A Common stock, no par, authorized shares 1,000,000, issued and outstanding 0 *(note 3)*	-
Paid-in Capital	349
Retained deficit	(349)
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See Independent Accountant's Review Report.

4

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Supreme Foods Franchising, Inc.

Statement of Operations

	Period from December 24, 2020 (Inception) to December 31, 2020
Revenue	$ -
Expenses:	
Consulting expense	-
Sales commissions	-
Start-up costs	349
Total operating expenses	349
Net loss	$ (349)

See Independent Accountant's Review Report.

5

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Supreme Foods Franchising, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock-no par value		Paid-in Capital		Retained Deficit		Total Stockholders' Equity	
Balance at December 24, 2020 (date of inception)	$	-	$	-	$	-	$	-
Common stock issued		-		-		-		-
Paid-in Capital		-		349		-		349
Net Loss		-		-		(349)		(349)
Balance at December 31, 2020	$	-	$	349	$	(349)	$	-

See Independent Accountant's Review Report.

6

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Supreme Foods Franchising, Inc.

Statement of Cash Flows

	Period from December 24, 2020 (Inception) to December 31, 2020
Operating activities	
Net loss	$ (349)
Net cash provided by operating activities	(349)
Investing activities	
Fixed Assets	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	349
Net cash used by financing activities	349
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

7

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Supreme Foods Franchising, Inc.

Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Supreme Foods Franchising, Inc., a development stage entity, was formed on December 24, 2020 ("Inception") in the State of Florida. The financial statements of Supreme Foods Franchising, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Decatur, Georgia.

To acquire the rights and IP for franchise quick service restaurant companies in the US with the intent to expand globally while also acquiring the real estate and lease to owner operators for franchising quick service restaurants in the US and abroad. To develop and improve the franchise systems for food service operations, training and packaging of food items for wholesale, retail and government distribution. To reinvest in HUBZone's, empowerment zones and other inner cities to leverage tax credits and create value in areas with food insecurity and in return provide jobs, create opportunities and wealth for low-income inner-city communities.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, public health epidemics or outbreaks, recession, downturn or otherwise, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

During the next 12 months, the Company intends to operate (purchase, renovate and expand the corporate headquarters-including a commercial catering kitchen)) largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

See Independent Accountant's Review Report.

8

FP: truCrowd

SUPREME FOODS FRANCHISING™

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Supreme Foods Franchising, Inc.

Notes to Financial Statements (continued)
December 31, 2020

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-Period convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Deferred Tax Asset

The Company is taxed as a Corporation and files income tax returns in the U.S federal jurisdiction and Georgia State Jurisdiction. The tax benefit asset for federal and state taxes is $73 and 20, respectively, which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

See Independent Accountant's Review Report

9

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Supreme Foods Franchising, Inc.

Notes to Financial Statements (continued)
December 31, 2020

2. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

5. Commitments and Contingencies

As of the date of issuance of financials January 26, 2021, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through January 26, 2021, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

See Independent Accountant's Review Report.

10

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

FP: truCrowd

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**500**	**$10,000**	**$9,200**
Maximum Amount	**53,500**	**$1,070,000**	**$984,400**

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes   ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes   ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes   ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes   ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes   ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: investInSupreme.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
    10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

Exhibit A: SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

The Company:

(Supreme Foods Franchising)

(1827 Columbia Drive Decatur, GA 30032)

1. <u>Subscription</u>.
   a. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase **Class B Common Stock** (singular - the "Security" or plural - the "Securities"), of:

      (Supreme Foods Franchising), a **Georgia Corporation** (the "Company"),

      at a purchase price of **$20 per security** (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in **(the By Laws)** and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

   b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.
   c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.
   d. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").
   e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

b. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a **(Corporation)** duly formed, validly existing and in good standing under the laws of the State of **(Georgia)**. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d. <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. <u>Capitalization</u>. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

g. <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

h. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

i. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

c. <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
   i. To the Company;
   ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
   iii. As part of an offering registered under the Securities Act with the SEC; or
   iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. <u>Investment Limits</u>. Subscriber represents that either:
   i. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
   ii. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

f. <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g. <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage

FP: truCrowd

SUPREME FOODS™
FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

i. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Proxy.

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment

FP: truCrowd

SUPREME FOODS™ FRANCHISING

OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

6.   <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of **(Georgia)**.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

PHYSICAL: (1827 Columbia Drive Decatur, Georgia 30032)

DIGITAL: (Waleed@SupremeFoodsWorldwide.com)

Attn: (Waleed Shamsid-Deen)

If to a Subscriber:

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   <u>Miscellaneous</u>.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Subscription Agreement is not transferable or assignable by Subscriber.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed

FP: truCrowd

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

Supreme Foods Franchising, Inc.
1827 Columbia Drive Decatur,
GA 30032
641-SUPREME

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l.   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase shares of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of units of the Security the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

(b)   The aggregate purchase price (based on a purchase price of $500 per Security) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

INVESTOR_NAME

(print name of owner or joint owners)

INVESTOR_SIGNATURES

Company Signature:

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

By: (Supreme Foods Franchising)

SUPREME FOODS™
FRANCHISING
OFFERING STATEMENT

500 Shares of Class B Common Stock at $20 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	500	$10,000	$9,200
Maximum Amount	53,500	$1,070,000	$984,400

%%ISSUER_SIGNATURE%%

Signature

Waleed Shamsid-Deen

Its: President/CEO